Exhibit 99.2

EARLY WARNING REPORT FILED PURSUANT TO

NATIONAL INSTRUMENT 62-103

1.	Name and Address of the offeror:

Algonquin Power & Utilities Corp. (the “Offeror”)

2845 Bristol Circle

Oakville, Ontario

L6H 7H7

2.	Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this report, and whether it was ownership or control that was acquired in those circumstances:

On October 27, 2009, pursuant to the offers made by Hydrogenics Corporation (now Algonquin Power & Utilities Corp.) for all of the issued and outstanding units and convertible debentures (the “Offers”) of Algonquin Power Income Fund (the “Fund”), as described in the take-over bid circulars (the “Circulars”) dated September 21, 2009, the Offeror acquired ownership of 42,651,749 units of the Fund (“Units”) (54% of the total issued and outstanding Units), $58,702,000 principal amount of 6.65% convertible unsecured subordinated debentures of the Fund due July 31, 2011 (“Series 1 Debentures”) (69% of the principal amount of Series 1 Debentures) and $44,624,000 principal amount of 6.20% convertible unsecured subordinated debentures of the Fund due November 30, 2016 (“Series 2 Debentures”) (74% of the principal amount of Series 2 Debentures).

An additional 36,396,271 Units were acquired by the Offeror pursuant to the compulsory acquisition provisions of the Fund’s declaration of trust and the remaining $26,262,000 principal amount of Series 1 Debentures and $15,343,000 principal amount of Series 2 Debentures were acquired by the Offeror pursuant to the compulsory acquisition provisions of the Fund’s trust indenture.

In connection with the above transaction, a news release was issued on October 27, 2009, which is annexed hereto as Schedule “A”.

3.	Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the reporting obligation:

Immediately following the acquisition of Units, Series 1 Debentures and Series 2 Debentures discussed above, the Offeror owned 79,048,020 Units, $84,964,000 principal amount of Series 1 Debentures and $59,967,000 principal amount of Series 2 Debentures, representing 100% of the total issued and outstanding Units, 100% of the principal amount of Series 1 Debentures and 100% of the principal amount of Series 2 Debentures, respectively.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

(i)	the offeror, either alone or together with any joint actors, has ownership and control;

See paragraph 3 above.

(ii)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and

Not applicable.

(iii)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5.	The name of the market in which the transaction or occurrence that gave rise to the reporting obligation took place:

Not applicable. The Units, Series 1 Debentures and Series 2 Debentures were acquired by way of a take-over bid.

6.	The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:

For information regarding the consideration offered for the Units, Series 1 Debentures and Series 2 Debentures, please refer to the Circulars, copies of which are available under the Fund’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

7.	Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the reporting obligation, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The purpose of the Offers was to acquire all of the issued and outstanding Units, Series 1 Debentures and Series 2 Debentures.

8.	General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer, entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the reporting obligation, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

On June 11, 2009, 7188501 Canada Inc. (“New Hydrogenics”) entered into a support agreement (the “Support Agreement”) with the trustees of the Fund and the Offeror to implement a non-dilutive financing transaction (the “Transaction”).

The Transaction involved: (i) a plan of arrangement (the “Plan of Arrangement”) between New Hydrogenics, the Offeror and the Offeror’s wholly-owned subsidiaries, Stuart Energy Systems Corporation (“Stuart Energy”) and Hydrogenics Test Systems Inc. (“Test Systems”); and (ii) the Offers.

Pursuant to the Plan of Arrangement, the Offeror, Stuart Energy and Test Systems transferred substantially all of their respective assets and liabilities to New Hydrogenics and the existing class of common shares of the Offeror was redeemed for common shares of New Hydrogenics. New Hydrogenics has substantially all the same assets, liabilities, directors, management and employees as the Offeror had previous to the Transaction, except for certain tax attributes that remain behind, and the Offeror shareholders have become shareholders of New Hydrogenics.

As noted in the Circulars, unitholders of the Fund exchanged their Units for a new class of common shares (“New Common Shares”) of the Offeror and debentureholders of the Fund exchanged their convertible debentures for convertible debentures of the Offeror (the “New Debentures”) or New Common Shares (subject to certain limits and conditions). The New Debentures were issued pursuant to a trust indenture dated October 27, 2009 between the Offeror and CIBC Mellon Trust Company, as indenture trustee.

9.	Names of any joint actors in connection with the disclosure required herein:

Not applicable.

10.	In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars, of the consideration paid by the offeror:

Pursuant to the Offers, each Unit was exchanged for one New Common Share, the Series 1 Debentures were exchanged at the election of the holder thereof for either $1,050 principal amount of 7.50% convertible unsecured subordinated debentures of the Offeror due November 30, 2014 or 311.52 New Common Shares per $1,000 principal amount of Series 1 Debentures and the Series 2 Debentures were exchanged on the basis of $1,000 principal amount of 6.35% convertible unsecured subordinated debentures of the Offeror due November 30, 2016 for each $1,000 principal amount of Series 2 Debentures.

11.	If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities:

Not applicable.

12.	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:

Not applicable.

* * * * * * * * *

DATED this 27th day of October, 2009.

ALGONQUIN POWER & UTILITIES CORP.

Per:	“David Bronicheski”
David Bronicheski Chief Financial Officer

Schedule “A”

ALGONQUIN POWER & UTILITIES CORP. AND ALGONQUIN POWER INCOME FUND ANNOUNCE COMPLETION OF EXCHANGE OFFERS

TORONTO, ONTARIO – October 27, 2009 – Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) and Algonquin Power Income Fund (the “Fund”) are pleased to announce that the previously announced exchange offers (the “Exchange Offers”) for units and convertible debentures of the Fund have closed.

Pursuant to the Exchange Offers and compulsory acquisitions detailed therein, the following transactions have now been completed: (a) unitholders of the Fund have exchanged 100% of the issued and outstanding Fund trust units, on a one for one basis, for a new class of common shares (“APUC Common Shares”) of APUC; (b) all $84,964,000 of the principal amount of the 6.65% convertible unsecured subordinated debentures issued by the Fund due July 31, 2011 (“Fund Series 1 Debentures”) have been exchanged, in the aggregate, for $66,942,750 of principal amount of 7.50% convertible unsecured subordinated debentures issued by APUC due November 30, 2014 (“APUC Series 1 Debentures”) and 6,607,027 APUC Common Shares; (c) all $59,967,000 of the principal amount of the 6.20% convertible unsecured subordinated debentures of the Fund due November 30, 2016 (“Fund Series 2 Debentures”) have been exchanged for $59,967,000 of principal amount of 6.35% convertible unsecured subordinated debentures issued by APUC due November 30, 2016 (“APUC Series 2 Debentures”).

“The completion of the transactions contemplated by the Exchange Offers represent an important step in the Fund’s re-orientation as a dividend paying, growth focused corporation aggressively competing within its clearly defined business sectors.” commented David Kerr, a senior manager with the Fund. “This transaction will allow us to continue our $0.24 per year dividend payment and create long-term value for our shareholders. Canadian taxable shareholders will have the added benefit of receiving a dividend tax credit or deduction compared to their prior tax treatment of distributions as income.” he continued.

Subject to the final approval of the Toronto Stock Exchange (“TSX”), the APUC Common Shares, APUC Series 1 Debentures and APUC Series 2 Debentures will be listed on the TSX and be available for trading on Thursday October 29, 2009. The trust units and convertible debentures issued by the Fund will be delisted from the TSX on the same day.

ABOUT ALGONQUIN POWER & UTILITIES CORP.

Through its distinct operating subsidiaries, APUC owns and operates a diversified $1 billion North American portfolio of clean renewable electric generation and sustainable utility distribution assets:

•	Algonquin Power’s generation portfolio includes 42 renewable energy facilities and 11 thermal energy facilities representing more than 400 MW of installed capacity;

•

Liberty Water Co., APUC’s wholly owned water utility subsidiary, provides regulated utility services to more than 70,000 customers through its portfolio of 18 water distribution and wastewater treatment utility systems;

APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the aggressive pursuit of accretive acquisition opportunities.

APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB and AQN.DB.A.

Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPower.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

For further information: Kelly Castledine or Dave Kerr, Telephone: (905) 465-4500, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7.